Exhibit 99.1

Tarena International, Inc. Announces Second Quarter 2017 Results

Second Quarter Net Revenues up by 24.8% Year-Over-Year

Second Quarter Total Student Enrollment up by 14.2% Year-Over-Year

Second Quarter Student Enrollment in Kid Education Programs up by 146.8% Year-Over-Year
Revise Full Year 2017 Net Revenues Guidance to RMB1,920-2,000 million

Announce Share Repurchase Plan of up to US$30 million

BEIJING, August 21, 2017 - Tarena International, Inc. (NASDAQ: TEDU) ("Tarena" or the "Company"), a leading provider of professional education services in China, today announced its unaudited financial results for the second quarter ended June 30, 2017.

Second Quarter 2017 Highlights

•	Net revenues increased by 24.8% year-over-year to RMB455.8 million from RMB365.1 million in the same period in 2016.

•	Gross profit increased by 21.9% year-over-year to RMB312.3 million from RMB256.3 million in the same period in 2016.

•	Operating income was RMB36.0 million, compared to RMB39.7 million in the same period in 2016.

•	Non-GAAP operating income, which excluded share-based compensation expenses, was RMB55.2 million, compared to RMB54.5 million in the same period in 2016.

•	Net income was RMB37.9 million, compared to RMB43.3 million in the same period in 2016.

•	Non-GAAP net income, which excluded share-based compensation expenses and gain on foreign currency forward contract, was RMB57.1 million, compared to RMB51.3 million in the same period in 2016.

•	Basic and diluted net income per American Depositary Share ("ADS") were RMB0.66 and RMB0.63, respectively. Non-GAAP basic and non-GAAP diluted net income per ADS, which excluded share-based compensation expenses and gain on foreign currency forward contract, were RMB1.0 and RMB0.95, respectively. Each ADS represents one Class A ordinary share.

•	Net cash inflow from operating activities for the second quarter of 2017 was approximately RMB36.7 million.

•	Cash and time deposits totaled RMB1,337.2 million as of June 30, 2017, compared to RMB1,286.1 million as of December 31, 2016.

•	Deferred revenue totaled RMB392.3 million as of June 30, 2017, compared to RMB279.5 million as of June 30, 2016, representing a year-over-year increase of approximately 40.3%.

•	Total course enrollments[1], defined as the cumulative number of courses enrolled in by our students, in the second quarter of 2017 increased by 18.1% year-over-year to 27,991.

•	Total student enrollments[2], defined as the total number of new students recruited and registered, in the second quarter of 2017 increased by 14.2% year-over-year to 30,548.

•	Total seat capacity[3], defined as the total number of seats available in our learning centers, increased by 19.8% to 57,043 as of June 30, 2017, from 47,632 as of June 30, 2016.

•	Total number of learning centers[4] increased to 171 as of June 30, 2017, from 138 as of June 30, 2016.

•	Total student enrollments in kid education programs, defined as the total number of students recruited and registered in our kid education programs, in the second quarter of 2017 increased by 146.8% year-over-year to 1,725.

Mr. Shaoyun Han, Chairman and Chief Executive Officer of Tarena, said, “The second quarter of 2017 was another quarter of solid progress as we executed on our initiatives and delivered net revenues that reached almost the high end of our guidance. Student enrollment in professional education showed 14.2% year-over-year growth, which is affected by the enrollment season changes for students from university channel. With the popularity of our new cooperation mode with universities and colleges, e.g joint major programs, a large number of students from university channel enroll at the beginning of each semester rather than at summer vacation as before. Through such a new cooperation mode, Tarena builds up longer term partnership with universities and colleges and expects to achieve more sustainable student enrollment growth in the long run. Meanwhile, student enrollment in kid education programs achieved better-than-expected momentum this quarter, up significantly by 146.8% to 1,725 students compared with the same period last year. It is also encouraging to see the success of launching the “teaching at appropriate level” strategy to provide diversified advanced level courses which remains one of our growth driver and a testament to monetization of our teaching platform.”

“As mentioned previously, 2017 is an important year of investment. During the second quarter, we continued to focus firmly on advancing vocational training services and expanding kid education programs to capture the enormous growth opportunities in China. We strategically accelerated our capacity expansion in cities with promising growth potential. In the second quarter of 2017, we added a net of 11 learning centers in existing cities and entered new cities of Jinhua and Baotou to extend our geographic footprint. Moreover, our three kid education programs under the brand Tongcheng Tongmei have achieved meaningful progress in building up solid infrastructure since its launching at the end of 2015. We are very proud that leveraging the dual-teacher model and existing online and offline teaching and marketing facilities, Tongcheng Tongmei has also developed separate flagship centers nationwide and our three kid programs have been rolled out rapidly into 18 cities, as evidenced by strong student enrollment year-over-year growth of 146.8% in the second quarter of 2017.” Mr. Han continued.

[1] excluding course enrollments in kid education programs

[2] excluding student enrollments in kid education programs

[3] excluding seat capacity that is for kid education programs only

[4] excluding learning centers that are for kid education programs only

Mr. Yuduo Yang, Tarena’s Chief Financial Officer added, “Though development of education products and services for all business lines, especially k-12 business, may affect the overall margin level in short term, we managed to put a balance between expansion and operational efficiency. Non-GAAP net income in the quarter increased by 11.4% to RMB57.1million, compared with RMB51.3 million in the same period last year. In order to maintain our competitive advantage on the educational content quality, we put more resources into development of our courses. By upgrading our internal information system as well as diversifying marketing and sales channels, however, we expect to bring in new student customers in a more efficient way. Meanwhile, we are in the process of launching “class master program” to improve our teaching assistant team productivity. Looking into the second half of 2017, these encouraging initiatives are gaining traction and are expected to drive even greater future growth. We are confident that with a more diversified business model, Tarena is well-prepared in a broader market to deliver more sustainable revenue and profitability growth for our shareholders in the long run.”

Second Quarter 2017 Results

Net Revenues

Net revenues increased by 24.8% to RMB455.8 million in the second quarter of 2017, from RMB365.1 million in the same period in 2016. The increase was primarily due to increased course enrollments and to a lesser extent, an increase in the standard tuition fees.

Total course enrollments[5] in the second quarter of 2017 increased by 18.1% to 27,991 from 23,694 in the same period in 2016, which was mainly driven by the expansion in seat capacity and the popularity of our course offerings. The number of our course offerings increased to 18 from 17 in the second quarter year-over-year, while the total seat capacity in our learning centers increased by 19.8% to 57,043 as of June 30,2017 from 47,632 as of June 30, 2016 to cater to the increased demand for our courses.

Beginning in the second quarter of 2017, we raised the standard tuition fees on most of our courses by RMB1,000 to RMB 2000 per course. We charge students enrolled through the retail channel our standard tuition fee and provide students enrolled through the university channel a discount of approximately RMB4,000 per person per course. Our student enrollment mix from retail and university channel was 86%/14% and 85%/15% in the second quarter of 2017 and 2016, respectively.

Cost of Revenues

Cost of revenues increased by 31.8% to RMB143.5 million in the second quarter of 2017, from RMB108.9 million in the same period in 2016. The increase was mainly due to an increase in personnel cost and welfare expenses resulting from growing number of teaching and advisory staff at our learning centers, rental cost resulting from higher seat capacity, as well as depreciation expenses for the growing number of learning centers.

Gross Profit and Gross Margin

Gross profit increased by 21.9% to RMB312.3 million in the second quarter of 2017, from RMB256.3 million in the same period in 2016. Gross margin was 68.5% in the second quarter of 2017, compared with 70.2% in the same period in 2016.The decrease in gross margin was mainly due to expansion of our center network and course offerings. Our overall center utilization rate[6] in the second quarter of 2017 remained stable at 73.6%, compared with 73.1% in the same period in 2016.

Operating Expenses

Total operating expenses increased by 27.6% to RMB276.3 million in the second quarter of 2017, from RMB216.5 million in the same period in 2016. Total non-GAAP operating expenses, which excluded share-based compensation expenses, increased by 27.0% to RMB257.4 million in the second quarter of 2017, from RMB202.6 million in the same period in 2016. Total share-based compensation expenses allocated to the related operating expenses increased by 36.0% to RMB18.9 million in the second quarter of 2017, from RMB13.9 million in the same period in 2016.

Selling and marketing expenses increased by 28.5% to RMB162.4 million in the second quarter of 2017, from RMB126.4 million in the same period in 2016. The increase was due to an increase in personnel cost and welfare expenses related to the growth in our selling and marketing headcount, and expanded marketing efforts as we expanded our course offerings and network of learning centers.

General and administrative expenses increased by 18.5% to RMB93.2 million in the second quarter of 2017, from RMB78.7 million in the same period in 2016. The increase was mainly due to an increase in personnel cost and welfare expenses for our increased number of general and administrative personnel to support our growing operations. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 17.6% to RMB77.6 million, from RMB66.0 million in the same period in 2016.

Research and development expenses increased by 81.0% to RMB20.7 million in the Second quarter of 2017, from RMB11.4 million in the same period in 2016. The increase was mainly due to an increase in personnel cost and welfare expenses of our instructors and teaching assistants allocated to their system and content development activities for our courses, as well as growing number of research and development staff as we expanded our course offerings and operations.

[5] excluding course enrollments in kid education programs

[6] Excluding kid education program

Operating Income

Operating income was RMB36.0 million for the second quarter of 2017, compared to RMB39.7 million in the same period in 2016. Operating margin was 7.9% in the second quarter of 2017, compared to 10.9% in the same period in 2016. Non-GAAP operating income, which excluded share-based compensation expenses, was RMB55.2 million, compared to RMB54.5 million in the same period in 2016. Non-GAAP operating margin was 12.1% in the second quarter of 2017, compared to 14.9% in the same period in 2016.

Interest Income

Interest income was RMB4.9 million in the second quarter of 2017, compared to RMB5.2 million in the same period in 2016. Interest income in both periods consisted of interest earned on our cash and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The decrease in interest income was primarily due to lower bank deposits and interest rate, as well as lower tuition interest income in relation to our installment payment plan for students.

Foreign Exchange Loss

Foreign exchange loss was RMB1.8 million in the second quarter of 2017, compared to RMB6.5 million foreign exchange loss in the same period in 2016. The loss was attributable to the appreciation of China’s RMB against U.S. Dollar as the Company had converted its offshore bank deposits previously in RMB into US dollars under a foreign currency forward contract. The contract had been settled in May 2016.

Income Tax Expense

The Company recorded an income tax expense of RMB5.8 million in the second quarter of 2017, compared to RMB4.0 million in the same period in 2016. The change was mainly due to an increase in the effective income tax rate from utilization of deferred income tax assets of certain subsidiaries.

Net Income

As a result of the foregoing, net income was RMB37.9 million in the second quarter of 2017, compared to RMB43.3 million in the same period in 2016. Non-GAAP net income, which excluded share-based compensation expenses and gain on foreign currency forward contract, was RMB57.1 million, compared to a non-GAAP net income of RMB51.3 million in the same period in 2016.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS in the second quarter of 2017 were RMB0.66 and RMB0.63, respectively. Non-GAAP basic and non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were RMB1.0 and RMB0.95, respectively.

Cash Flow

Net cash inflow from operating activities for the second quarter of 2017 was approximately RMB36.7 million. Capital expenditures for the quarter were RMB46.1 million.

Shares Issued and Outstanding

As of June 30, 2017, the Company had 50,281,932 Class A and 7,206,059 Class B ordinary shares outstanding. Each ADS represents one Class A ordinary share.

Business Outlook

Based on the Company's current estimates, total net revenues for the third quarter of 2017 are expected to be between RMB555.0 million and RMB572.0 million, representing an increase of 15.4% to 18.9% on a year-over-year basis.

The Company also revised its total net revenues guidance for the full year of 2017 to be between RMB1,920.0 million and RMB2,000.0 million, representing an increase of 21.5% to 26.6% on a year-over-year basis. The revenue guidance revision is mainly attributable to the fact that a higher percentage of students were recruited through our new program cooperation with universities and colleges. Considering these students will finish courses in three to four years, the related revenue could not be fully recognized in this year.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions, which are subject to change.

Share Repurchase Plan

The board of directors has authorized a share repurchase plan under which the Company may repurchase up to US$30 million of its shares over the next 12 months. The share repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Tarena's board of directors will review the share repurchase plan periodically, and may authorize adjustment of its terms and size. The Company expects to fund repurchases made under this plan from its existing cash balance.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the second quarter of 2017 at 9:00 p.m. U.S. Eastern Time on August 21, 2017 (9:00 a.m. Beijing time on August 22, 2017).

The dial-in details for the live conference call are as follows:

United States/Canada: 866 548 4713

Hong Kong: 800 961 105

China Mainland: 400 120 9221

Singapore: 800 186 5085

Taiwan: +886 (0)2 8793 3223

United Kingdom: 800 279 7204

International: +1 323 794 2093

Conference ID: 5787062

A replay of the call will be available approximately 2 hours after the conclusion of the conference call through August 29, 2017. The dial-in details for the replay are:

United States: 888 203 1112

Hong Kong: 800 901 108

China Mainland: 400 120 1651

Singapore: +65 6517 0784

Taiwan: 00 801 126 971

United Kingdom: 0 808 101 1153

Conference ID: 5787062

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Tarena's website at http://ir.tedu.cn.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about Tarena's beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tarena's goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Tarena International, Inc.

Tarena International, Inc. (NASDAQ: TEDU) is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in twelve IT subjects and three non-IT subjects. Tarena also offers three kid education programs. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Since its inception in 2002, Tarena has trained over 438,000 students, cooperated with more than 690 universities and colleges and placed students with approximately 113,000 corporate employers in a variety of industries. For further information, please visit http://ir.tedu.cn.

About Non-GAAP Financial Measures

Beginning in the second quarter of 2016, the Company revised its non-GAAP financial measures to exclude gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, in addition to its historical practice of excluding share-based compensation expenses for non-GAAP results.

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Tarena's management uses non-GAAP measures of cost of revenues, operating expenses, operating income (loss), net income (loss), and basic and diluted net income (loss) per ADS, which are adjusted from results based on GAAP to exclude the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact. These non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Tarena’s management believes that excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact provides meaningful supplemental information regarding our performance and liquidity by excluding certain items identified as non-recurring and infrequent in nature, and non-cash charges. The amount of share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Tarena provides to analysts and investors as guidance for future operating performance.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Tarena’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income (loss) and net income (loss), excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact is that the share-based compensation charge has been and will continue to be a recurring expense in the Company’s business for the foreseeable future, and gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Helen Song
Investor Relations
Tarena International Inc.
Tel: +8610 56219451
Email: ir@tedu.cn

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of
	June 30	December 31
	2017	2016
	RMB	RMB

ASSETS
Current assets:
Cash	917,208	810,672
Time deposits	407,622	416,724
Accounts receivable, net of allowance for doubtful accounts	90,771	97,374
Amounts due from a related party	42	—
Prepaid expenses and other current assets	152,519	126,088
Total current assets	1,568,162	1,450,858
Time deposits	12,389	58,667
Accounts receivable, net of allowance for doubtful accounts	782	1,176
Property and equipment, net	472,234	437,337
Goodwill	3,365	3,365
Long-term investments	79,492	41,760
Other non-current assets	104,033	91,849
Total assets	2,240,457	2,085,012

LIABILITIES AND SHAREHOLDERS’EQUITY

Current liabilities:
Accounts payable	10,733	4,502
Amounts due to a related party	—	79
Income taxes payable	90,689	91,240
Deferred revenue	392,277	266,061
Accrued expenses and other current liabilities	143,587	117,867
Total current liabilities	637,286	479,749
Other non-current liabilities	5,659	7,043
Total liabilities	642,945	486,792

Commitments and contingencies	—	—

Shareholders’ equity:
Class A ordinary shares	324	302
Class B ordinary shares	74	86
Treasury stock(a)	(93,761)	(93,761)
Additional paid-in capital	1,040,980	995,216
Accumulated other comprehensive income	61,558	58,204
Retained earnings	588,337	638,173
Total shareholders’ equity	1,597,512	1,598,220
Total liabilities and shareholders’ equity	2,240,457	2,085,012

Note:

(a)	On August 20, 2015, the Board of Directors approved a share repurchase plan under which the Company may repurchase up to US$20 million (RMB 133,556,000) of its shares over the next 12 months. According to the plan, the share repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. As of June 30, 2017, the Company repurchased 1,574,980 Class A ordinary shares from the open market with the consideration of US$14.4 million (RMB 93,761,156).

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share data and per share data)

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2017	2016	2017	2016
	RMB	RMB	RMB	RMB
Net revenues	455,833	365,139	788,581	634,607
Cost of revenues(a)	(143,530)	(108,879)	(271,344)	(204,819)
Gross profit	312,303	256,260	517,237	429,788
Selling and marketing expenses(a)	(162,396)	(126,411)	(303,463)	(239,314)
General and administrative expenses(a)	(93,240)	(78,676)	(172,998)	(143,150)
Research and development expenses(a)	(20,707)	(11,441)	(38,935)	(27,257)
Operating income	35,960	39,732	1,841	20,067
Interest income	4,907	5,166	8,381	14,361
Other income	4,614	2,202	11,685	5,178
Gain(Loss) from fair value change of foreign currency forward	-	6,762	-	(12,898)
Foreign exchange loss	(1,785)	(6,543)	(2,332)	(3,744)
Income before income taxes	43,696	47,319	19,575	22,964
Income tax expense	(5,812)	(3,997)	(6,324)	(4,141)
Net income	37,884	43,322	13,251	18,823
Net income attributable to Class A and Class B ordinary shareholders	37,884	43,322	13,251	18,823

Net income per Class A and Class B ordinary share:
Basic	0.66	0.78	0.23	0.34
Diluted	0.63	0.74	0.22	0.32
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	57,355,721	55,741,748	56,843,932	55,226,788
Diluted	59,849,094	58,622,457	59,705,190	58,438,776

Net income	37,884	43,322	13,251	18,823
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes	(4,557)	11,030	(6,396)	9,433
Unrealized gain on available for sale securities, net of RMB640 (RMB1,519 for the six months in 2017) income taxes	3,629	-	18,359	-
Less: reclassification adjustment for gain on available for sale securities realized in net income, net of RMB640 (RMB1,519 for the six months in 2017) income taxes	(3,629)	-	(8,609)	-
Comprehensive income	33,327	54,352	16,605	28,256

Notes:

(a)	Includes share-based compensation expenses as follows:

	For the Three Months Ended June 30		For the Six months Ended June 30
	2017	2016	2017	2016
	RMB	RMB	RMB	RMB
Cost of revenues	289	799	466	1,264
Selling and marketing expenses	1,118	553	1,376	2,067
General and administrative expenses	15,634	12,677	24,545	24,806
Research and development expenses	2,192	702	3,956	2,370

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(in thousands, except share data and per share data)

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2017	2016	2017	2016
	RMB	RMB	RMB	RMB
GAAP Cost of revenues	143,530	108,879	271,344	204,819
Share-based compensation expense in cost of revenues	289	799	466	1,264
Non-GAAP Cost of revenues	143,241	108,080	270,878	203,555

GAAP Selling and marketing expenses	162,396	126,411	303,463	239,314
Share-based compensation expense in selling and marketing expenses	1,118	553	1,376	2,067
Non-GAAP Selling and marketing expenses	161,278	125,858	302,087	237,247

GAAP General and administrative expenses	93,240	78,676	172,998	143,150
Share-based compensation expense in general and administrative expenses	15,634	12,677	24,545	24,806
Non-GAAP General and administrative expenses	77,606	65,999	148,453	118,344

GAAP Research and development expenses	20,707	11,441	38,935	27,257
Share-based compensation expense in research and development expenses	2,192	702	3,956	2,370
Non-GAAP Research and development expenses	18,515	10,739	34,979	24,887

Operating income	35,960	39,732	1,841	20,067
Share-based compensation expenses	19,233	14,731	30,343	30,507
Non-GAAP Operating income	55,193	54,463	32,184	50,574

Net income	37,884	43,322	13,251	18,823
Share-based compensation expenses	19,233	14,731	30,343	30,507
(Gain)loss on foreign currency forward contract	—	(6,762)	—	12,898
Non-GAAP Net income	57,117	51,291	43,594	62,228
Non-GAAP net income attributable to Class A and Class B ordinary shareholders	57,117	51,291	43,594	62,228

Non-GAAP net income per Class A and Class B ordinary share(a)
Basic	1.00	0.92	0.77	1.13
Diluted	0.95	0.87	0.73	1.06
Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net income per Class A and Class B ordinary share(a)
Basic	57,355,721	55,741,748	56,843,932	55,226,788
Diluted	59,849,094	58,622,457	59,705,190	58,438,776

Notes:

(a) The Non-GAAP net income per share is computed using Non-GAAP net income attributable to ordinary shareholders and the same number of ordinary shares used in GAAP basic and diluted net income per share calculation.

(b) There was no tax impact of share-based compensation expenses and gain on foreign currency forward contract for the second quarter ended June 30, 2017 and 2016. There was no tax impact of share-based compensation expenses and loss on foreign currency forward contract for the six months ended June 30, 2017 and 2016.